FundX Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

August 11, 2023

U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	FundX Investment Trust (the “Trust”)
SEC File Numbers: 333-194652; 811-22951

To the Commission:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of converting the existing series, the FundX Conservative Upgrader Fund, to an ETF to be named the FundX Conservative ETF, and the existing series, the FundX Flexible Income Fund, to an ETF to be named the FundX Flexible ETF.
The Trust is withdrawing the Amendment because Post-Effective Amendment No. 31 was inadvertently filed on EDGAR using the existing Series and Class IDs for the FundX Conservative Upgrader Fund and FundX Flexible Income Fund. The Trust will subsequently file a new Post-Effective Amendment to the Registration Statement on Form N-1A without these series and class IDs so that new ones may be created for the FundX Conservative ETF and FundX Flexible ETF.
The Amendment has not yet been declared effective and no securities have been sold pursuant to the Amendment. Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
31	July 21, 2023	485A	0000894189-23-004889
If you have any questions regarding the enclosed, please do not hesitate to contact Scott Resnick at 626-914-7372 or scott.resnick@usbank.com.
Sincerely,
/s/ Jeff Smith
Jeff Smith
President, FundX Investment Trust

cc: Steven G. Cravath, Cravath & Associates, LLC

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